UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pure Biofuels Corp.

(Name of Issuer)

Common, $0.001 par value per share

(Title of Class of Securities)

74621R104
(CUSIP Number)

Luis Humberto Goyzueta Av. Canaval y Moreyra 380, Of 402, San Isidro, Lima, Peru Telephone No. (51) (1) 221-7365
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74621R104

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luis Humberto Goyzueta

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF (personal funds)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Peruvian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 9,002,990 common shares

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 9,002,990 common shares

	10.	SOLE DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,002,990 common shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.06%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN (Individual)

Note (1):  Percentage ownership calculated based upon an aggregate of 74,669,769 shares outstanding as of October 15, 2007.

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 28, 2006 (the “Initial Statement”), by the reporting persons with respect to the common stock, par value $0.001 per share, of Pure Biofuels Corp., a Nevada Corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

On April 19, 2007, the Issuer entered into an escrow agreement with Mr. Goyzueta, a private equity fund and U.S. Bank National Association, as the escrow agent, pursuant to which Mr. Goyzueta and the Issuer appointed the escrow agent to accept hold and deliver pursuant to the terms of the escrow agreement, 5,000,000 shares of common stock of the Issuer registered in the name of Mr. Goyzueta to the private equity fund in the event a default occurs pursuant to the senior secured convertible debenture executed on April 19, 2007. On that same date, Mr. Goyzueta granted a first priority security interest on the shares of common stock hold in escrow pursuant to the terms of the purchase agreement. On September 12, 2007, the Issuer closed a $30.0 million financing and discharged the senior secured convertible debenture, and, pursuant to the terms of the escrow agreement, the shares were released to Mr. Goyzueta.

On June 22, 2007, the Issuer, Luis Goyzueta, David Clifton, Hiroshi Dejaeghere and Joy Clifton (Messrs. Goyzueta, Clifton, Dejaeghere and Clifton, together, the “Transferring Shareholders”) entered into an escrow agreement with US. Bank National Association, as the escrow agent, and ARC Investment Partners, LLC, (“Arc”), Tapirdo Enterprises, LLC, (“Tapirdo”), and SGM Capital, LLC, (“SGM”), pursuant to which the Transferring Shareholders agreed to transfer (i) 3,000,000 shares of the Issuer’s common stock to ARC (ii) 2,000,000 shares of the Issuer’s common stock to Tapirdo and (iii) 1,000,000 shares of the Issuer’s common stock to SGM (collectively, the “Shares”) upon the Issuer entering into a financing transaction or series of transactions pursuant to which the Issuer plans to raise gross proceeds of at least $7.5 million. Of the Shares, 4,000,000 were deposited by Mr. Goyzueta.

On April 19, 2007, the Issuer closed a $3.0 million financing entitling ARC, Tapirdo and SGM to their respective portions of 40% of the Shares, or 2,400,000 Shares (1,600,000 of which were transferred by Mr. Goyzueta). On July 10, 2007, the escrow agent transferred such Shares.

On September 12, 2007, the Issuer closed a $30.0 million financing entitling ARC, Tapirdo and SGM to the remaining 3,600,000 shares (2,400,000 of which will be transferred by Mr. Goyzueta) which were allocated 1,565,000, 1,085,000 and 950,000, respectively. As of the date hereof, the escrow agent has not completed such transfer.

On September 12, 2007, a stockholders agreement (the “Stockholders Agreement”) was executed by and among Mr. Goyzueta, Plainfield Peru I LLC, a Delaware limited liability company (“LLCI”), and Plainfield Peru II LLC, a Delaware limited liability company (“LLCII” and together with LLCI, “Plainfield”) and the Issuer. Under the Stockholders Agreement, Mr. Goyzueta agreed to vote or take any such other action as may be reasonably requested to cause an individual designated by Plainfield or any permitted transferee of more than 50% of the Issuer’s 10%/12% senior convertible PIK election notes due September 12, 2012 held by Plainfield to be elected as director. He further agreed to retain his voting rights and to not sell, dispose of or otherwise transfer record or beneficial ownership of any common stock unless the transferee agrees to abide by the terms of the Stockholders Agreement.

Item 5.  Interest in Securities of the Issuer

(a)	The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages.

(b)	The powers that the reporting person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages.

(c)	All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 3 and elsewhere in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A.	Financing Contingency Escrow Agreement dated June 22, 2007 (incorporated by reference as Exhibit 10.7 to the Issuer’s Form 10-QSB dated August 14, 2007).

Exhibit B.
Escrow Agreement, dated April 19, 2007, among Pure Biofuels Corp., Luis Goyzueta, Cornell Capital Partners, L.P. and U.S. Bank National Association (incorporated by reference as Exhibit 10.2 to the Issuer’s Form 10-QSB dated August 14, 2007).

Exhibit C.	Stockholders Agreement, dated September 12, 2007, by and among Luis Goyzueta, Plainfield Special Situations Master Fund Limited, Plainfield Peru I LLC, Plainfield Peru II LLC and Pure Biofuels Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 22, 2007	/s/ Luis Gozyeuta
Luis Goyzueta